SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25


                        COMMISSION FILE NUMBER 001-15029

                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

                          [ ] FORM 10-K AND FORM 10-KSB
                                  [ ] FORM 11-K
                                  [ ] FORM 20-F
                                  [X] FORM 10-Q
                                 [ ] FORM N-SAR

                      FOR PERIOD ENDED: SEPTEMBER 30, 2001

                       [ ] TRANSITION REPORT ON FORM 10-K
                       [ ] TRANSITION REPORT ON FORM 10-Q
                       [ ] TRANSITION REPORT ON FORM 20-F
                       [ ] TRANSITION REPORT ON FORM N-SAR
                       [ ] TRANSITION REPORT ON FORM 11-K

                   FOR THE TRANSITION PERIOD ENDED: _________

                   NOTHING IN THIS FORM SHALL BE CONSTRUED TO
                          IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

                 IF THE NOTIFICATION RELATES TO A PORTION OF THE
                  FILING CHECKED ABOVE, IDENTIFY THE ITEM(S) TO
                 WHICH THE NOTIFICATION RELATES: ______________


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                         PART I. REGISTRANT INFORMATION.

                FULL NAME OF REGISTRANT: GENESISINTERMEDIA, INC.

             FORMER NAME IF APPLICABLE : GENESISINTERMEDIA.COM, INC.

                      ADDRESS OF PRINCIPAL EXECUTIVE OFFICE
                  (STREET AND NUMBER): 5805 SEPULVEDA BOULEVARD

                  CITY, STATE AND ZIP CODE: VAN NUYS, CA 91411


                        PART II. RULE 12B-25 (B) AND (C)

                IF THE SUBJECT REPORT COULD NOT BE FILED WITHOUT
                     UNREASONABLE EFFORT OR EXPENSE AND THE
                    REGISTRANT SEEKS RELIEF PURSUANT TO RULE
                                 12B-25(B), THE
             FOLLOWING SHOULD BE COMPLETED. (CHECK APPROPRIATE BOX.)

                   [X] (A) THE REASONS DESCRIBED IN REASONABLE
                  DETAIL IN PART III OF THIS FORM COULD NOT BE
                    ELIMINATED WITHOUT UNREASONABLE EFFORT OR
                                    EXPENSE;

                  [X](B) THE SUBJECT ANNUAL REPORT, SEMI-ANNUAL
               REPORT, TRANSITION REPORT ON FORM 10-K, FORM 20-F,
                 11-K OR FORM N-SAR, OR PORTION THEREOF WILL BE
             FILED ON OR BEFORE THE 15TH CALENDAR DAY FOLLOWING THE
              PRESCRIBED DUE DATE; OR THE SUBJECT QUARTERLY REPORT
                  OR TRANSITION REPORT ON FORM 10-Q, OR PORTION
                  THEREOF WILL BE FILED ON OR BEFORE THE FIFTH
               CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; AND

               [ ] (C) THE ACCOUNTANT'S STATEMENT OR OTHER EXHIBIT REQUIRED BY RULE 12B-25(C) HAS BEEN ATTACHED IF APPLICABLE.

                              PART III. NARRATIVE.

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Form 10-Q for the quarterly period ended September 30, 2001 for the Company could not be filed within the prescribed period because the Company was unable to complete certain information critical to filing a timely and accurate report on the internal financial aspects of the Company. Such inability could not have been eliminated by the registrant without unreasonable effort or expense.


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PART IV.          OTHER INFORMATION.

         (1) Name and telephone number of person to contact in regard to this notification:

                  Douglas E. Jacobson       (818)                902-4100
                  -------------------     -------------      ------------------
                  (Name)                   (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 12 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  [X] Yes                  [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  [X] Yes                  [ ]  No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     1. In August the Company sold its Car Rental Direct subsidiary which accounted for approximately 16% of the Company's revenue for the six months ended June 30, 2001. This subsidiary will be shown as a discontinued operation on Form 10Q for the quarter ended September 30, 2001. Comparative results for three and nine months ended
          September 30, 2000 will be restated to reflect this discontinued operation.

     2. In the quarter ended September 30, 2001 the Company decided to discontinue its Centerlinq operations. Centerlinq accounted for less than 1% of the Company's revenue for the six months ended June 30, 2001. Centerlinq will be shown as a discontinued operation on Form 10Q for the quarter ended September 30, 2001.

     3. In July 2001, the Company issued 4,000,000 warrants to Riverdale, LLC in connection with a proposed financing. The Company will take a charge of approximately $64 million in connection with the issuance of these warrants.

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                           GENESISINTERMEDIA.COM, INC.

                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)


         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Dated:  November 14, 2001                      By: /s/ Douglas E. Jacobson
                                               ----------------------------
                                               Douglas E. Jacobson, CFO



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